Exhibit 15.1
December 16, 2005
Gerber Scientific, Inc.
South Windsor, Connecticut
To the Board of Directors and Shareholders of
    Gerber Scientific, Inc.:

Re:	Registration Statement on Form S-8, Gerber Scientific, Inc. Agreement for Deferment of Director Fees
With respect to the subject registration statement, we acknowledge our awareness of the use therein of our report dated August 24, 2005 related to our review of interim financial information as of and for the three-months ended July 31, 2005.
Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered a part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.
/s/ KPMG LLP
Hartford, Connecticut